UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Pluralsight, Inc.

(Name of Subject Company (Issuer))

Lake Merger Sub I, Inc.

(Name of Filing Person—Offeror)

Lake Holdings, LP

(Name of Filing Person—Offeror)

VEPF Lake, LP

Lake Guarantor, LLC

Lake Merger Sub II, Inc.

Vista Equity Fund VII GP, L.P.

VEPF VII GP, Ltd.

Robert F. Smith

(Names of Filing Persons—Other)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

Class C Common Stock, par value $0.0001 per share

(Title of Class of Securities)

72941B106

(CUSIP Number of Class of Securities)

Maneet S. Saroya

Lake Holdings, LP

c/o Vista Equity Partners Management, LLC

Four Embarcadero Center, 20th Floor

San Francisco, California 94111

(415) 765 6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Daniel E. Wolf, P.C.

David M. Klein, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446 4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,625,989,175	$395,595.42

(1)

Estimated for purposes of calculating the filing fee only. The transaction valuation was determined based upon the sum of: (A) 123,463,799 shares of Class A common stock multiplied by $22.50 per share; (B) 11,837,392 shares of Class B common stock multiplied by $0.0001 per share; (C) 13,243,834 shares of Class C common stock multiplied by $0.0001 per share; (D) options to purchase 3,400,649 shares of Class A common stock multiplied by $7.69 per option (the difference between $22.50 and the weighted average exercise price of $14.81 per share); (E) 10,608,337 shares of Class A common stock underlying restricted stock units multiplied by $22.50 per share; (F) 169,940 shares of Class A common stock underlying performance restricted stock units multiplied by $22.50 per share; (G) 25,081,226 Holdings units multiplied by $22.50 per share; (H) 375,000 Holdings units underlying restricted stock units of Pluralsight Holdings, LLC multiplied by $22.50 per share; (I) 294,001 unvested incentive Holdings units multiplied by $22.50 per share; (J) 75,627 shares of Class B common stock corresponding to unvested incentive Holdings units multiplied by $0.0001 per share; and (K) 218,384 shares of Class C common stock corresponding to unvested incentive Holdings units multiplied by $0.0001 per share.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $395,595.42	Filing Party: Lake Merger Sub I, Inc. and Lake Holdings, LP
Form of Registration No.: Schedule TO	Date Filed: March 9, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), initially filed with the Securities and Exchange Commission on March 9, 2021 by Lake Merger Sub I, Inc., a Delaware corporation (“Purchaser”) and a subsidiary of Lake Holdings, LP, a Delaware limited partnership (“Parent I”), to purchase all of the outstanding shares of Class A common stock, par value $0.0001 per share (“Company Common Stock”), Class B common stock, par value $0.0001 per share (“Company Class B Stock”), and Class C common stock, par value $0.0001 per share (“Company Class C Stock,” and, together with the Company Common Stock and the Company Class B Stock, the “Shares”) of Pluralsight, Inc., a Delaware corporation (“Pluralsight” or the “Company”), at a price of $22.50 per share of Company Common Stock, $0.0001 per share of Company Class B Stock, and $0.0001 per share of Company Class C Stock, in each case, net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the offer to purchase dated March 9, 2021 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise set forth below, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference to the extent relevant to the matters set forth in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.

The information set forth in the first paragraph in Section 7 (“Certain Information Concerning Pluralsight”) of the Offer to Purchase on page 24 is hereby amended and restated by the paragraph set forth below:

The following description of Pluralsight and its business has been taken from or is based upon information furnished by Pluralsight or its representatives or upon publicly available documents and records on file with the SEC and other public sources. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. Other than with respect to any information concerning Pluralsight contained herein, we do not assume any responsibility for the accuracy or completeness of the information concerning Pluralsight, whether furnished by Pluralsight or contained in Pluralsight’s filings, or for any failure by Pluralsight to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to us.

2.

The information set forth in the three sub-bullet points in Section 11 (“The Merger Agreement; Other Agreements”) of the Offer to Purchase under the heading “Termination of the Merger Agreement” and under the second bullet thereof entitled “by either Pluralsight or Parent I:” is hereby amended and restated by the three sub-bullet points set forth below :

•

prior to the Offer Acceptance Time, (1) any permanent injunction or other legal or regulatory restraint or prohibition preventing the consummation of the Offer or the Mergers is in effect, that prohibits, makes illegal or enjoins the consummation of the Offer or the Mergers and has become final and non-appealable; or (2) any statute, rule, regulation or order is enacted, entered, enforced or deemed applicable to the Offer or the Mergers that prohibits, makes illegal or enjoins the consummation of the Offer or the Mergers; provided, that such right to terminate will not be available to Pluralsight or Parent I if such party attempting to terminate the Merger Agreement has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such injunction, action, statute, rule, regulation or order;

•

if the Offer Acceptance Time has not occurred on or prior to the Termination Date; provided, that such right to terminate shall not be available to Pluralsight or Parent I if (1) the other party has a right to terminate the Merger Agreement due to such party’s breach of its representations and warranties or failure to perform its covenants or other agreements or (2) such party’s breach of the Merger Agreement has been the primary cause of, or primarily resulted in the failure of the Offer Acceptance Time to have occurred prior to the Termination Date; or

•

if the Expiration Time has occurred and Purchaser has not accepted for payment, within one business day, the Shares that have been validly tendered (and not validly withdrawn) pursuant to the Offer in accordance with the terms of the Merger Agreement; provided, that such right to terminate shall not be available to Pluralsight or Parent I if such party’s breach of the Merger Agreement has been the primary cause of, or primarily resulted in Purchaser’s failure to accept for payment the Shares that have been validly tendered (and not validly withdrawn) pursuant to the Offer.

3.

The information set forth in the last sentence of the paragraph titled “Plans for Pluralsight” in Section 12 (“Purpose of the Offer; Plans for Pluralsight”) of the Offer to Purchase on page 59 is hereby amended and restated by the sentence set forth below:

Purchaser’s officers immediately prior to the Company Merger Effective Time will be the initial officers of the Surviving Corporation until their successors have been elected or appointed.

4.

The information set forth in Section 10 (“Background of the Offer; Past Contacts or Negotiations with Pluralsight”) of the Offer to Purchase on page 29 is hereby amended to add the following paragraph immediately after the paragraph that begins with “On October 6, 2020”:

On October 12, 2020, a representative of a third-party search firm contacted Bonita Stewart, a Pluralsight Director and Transaction Committee member, about potential opportunities to serve on the board of a Vista portfolio company. Vista did not direct the representative to reach out to Ms. Stewart specifically. Ms. Stewart declined to pursue discussions and did not meet with any representatives of Vista. Ms. Stewart disclosed the third-party outreach during the November 14, 2020 Transaction Committee meeting. Also during the November 14, 2020 Transaction Committee meeting, Karenann Terrell, a Pluralsight Director who was not a Transaction Committee member, disclosed that she was engaged in discussions to join the board of directors of Apptio, Inc., a Vista portfolio company. That process was being run independently by Apptio without the involvement of Vista.

5.

The information set forth in the paragraph beginning with “On November 6, 2020” in Section 10 (“Background of the Offer; Past Contacts or Negotiations with Pluralsight”) of the Offer to Purchase on page 30 is hereby amended and restated by the paragraph set forth below:

On November 6, 2020, Vista delivered to Pluralsight a written proposal to acquire all of the outstanding equity of Pluralsight for $16.50 in cash per share of Class A common stock and equivalents based on certain assumptions, including the number of shares of Class A common stock and equivalents outstanding on a fully diluted basis and the full acceleration and satisfaction of obligations under the TRA in accordance with its terms, in an amount of approximately $406 million (estimated from the model provided by management of Pluralsight in the electronic dataroom, with a $16.50 per share input). The proposal also indicated that, to the extent that a lower amount is ultimately required to satisfy in full Pluralsight’s obligations under the TRA, the difference would be applied to the purchase price being proposed by Vista on a dollar-for-dollar basis. The proposal also indicated that through equity participation programs and other incentive structures, Vista seeks to align management’s incentives with Vista’s incentives, and that Vista had been impressed by the high caliber of Pluralsight’s executive team that Vista had met to date, and looked forward to forming a successful and productive partnership with them going forward alongside meeting the broader team.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2021

LAKE MERGER SUB I, INC.

By:	/s/ Maneet Saroya
Name:	Maneet Saroya
Title:	President

LAKE HOLDINGS, LP

By:	/s/ Maneet Saroya
Name:	Maneet Saroya
Title:	President

Vista Equity Partners Fund VII, L.P.

By:	Vista Equity Partners Fund VII, GP, L.P.
Its:	General Partner

By:	VEPF VII GP, Ltd.
Its:	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Its:	Director

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 9, 2021*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published on March 9, 2021 in the Wall Street Journal*

(a)(1)(G)	Press Release issued by Pluralsight, Inc. on March 8, 2021 (incorporated by reference to Exhibit 99.1 to Pluralsight, Inc.’s Current Report on Form 8-K, filed March 8, 2021).

(b)(1)	Commitment Letter, dated December 11, 2020, by Owl Rock Capital Corporation Owl Rock Capital Advisors LLC, Ares Capital Management LLC, Canyon Capital Advisors LLC, Golub Capital LLC, The Private Credit Group of Goldman Sachs Asset Management, L.P., Oaktree Capital Management, L.P. Oaktree Fund Advisors, LLC, Benefit Street Partners L.L.C., Guggenheim Credit Services, LLC, Blackrock Capital Investment Corp, and Vista Credit Partners, L.P. in favor of Lake Merger Sub I, Inc. and Lake Merger Sub II, LLC.*

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated as of March 7, 2021 by and among Pluralsight, Inc., Lake Holdings, LP, Lake Guarantor, LLC, Lake Merger Sub I, Inc., Lake Merger Sub II, LLC., and Pluralsight Holdings, LLC (incorporated by reference to Exhibit 2.1 to Pluralsight, Inc.’s Current Report on Form 8-K, filed March 9, 2021)

(d)(2)	Confidentiality Agreement by and between Vista Equity Partners Management, LLC and Pluralsight, Inc., dated October 6, 2020. *

(d)(3)	Exclusivity Agreement by and between Vista Equity Partners Management, LLC and Pluralsight, Inc., dated November 19, 2020. *

(d)(4)	Amended and Restated Equity Commitment Letter, dated March 7, 2021, by and among Vista Equity Partners Fund VII, L.P., Lake Holdings, LP, and Lake Guarantor, LLC. *

(d)(5)	Amended and Restated Limited Guaranty, dated as of March 7, 2021, by and among Vista Equity Partners Fund VII, L.P., Pluralsight, Inc. and Pluralsight Holdings, LLC. *

(d)(6)	Form of Tender and Support Agreement, dated as of March 7, 2021 by and among Lake Holdings, LP, Lake Guarantor, LLC, Pluralsight, Inc., Pluralsight Holdings, LLC, and the other parties thereto (incorporated by reference to Exhibit 10.1 to Pluralsight, Inc.’s Current Report on Form 8-K, filed March 8, 2021). *

(d)(7)	Form of Tender and Support Agreement, dated as of March 7, 2021 by and among Lake Holdings, LP, Lake Guarantor, LLC, Pluralsight, Inc., Pluralsight Holdings, LLC, and the other parties thereto (incorporated by reference to Exhibit 10.2 to Pluralsight, Inc.’s Current Report on Form 8-K, filed March 8, 2021). *

(g)	Not applicable

(h)	Not applicable

*	Previously filed